UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 30,000,000 Callable Step-Up Coupon Notes due July 29, 2020

Filed pursuant to Rule 3 of Regulation BW

Dated: July 27, 2010

The following information regarding the U.S. Dollar 30,000,000 Callable Step-Up Coupon Notes due July 29, 2020 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 28, 2009) is already on file with the Securities and Exchange Commission.

Item 1.	Description of Obligations

(a) U.S. Dollar 30,000,000 Callable Step-Up Coupon Notes due July 29, 2020.

(b) The interest rate per $1,000 (“the Specified Denomination”) shall be determined as follows:

For the period from and including the Issue Date to but excluding July 29, 2013

2.75 per cent. per annum

For the period from and including July 29, 2013 to but excluding July 29, 2015

3.00 per cent. per annum

For the period from and including July 29, 2015 to but excluding July 29, 2017

3.50 per cent. per annum

For the period from and including July 29, 2017 to but excluding July 29, 2019

4.00 per cent. per annum

For the period from and including July 29, 2019 to but excluding July 29, 2020

5.00 per cent. per annum

payable semi-annually on each January 29 and July 29, commencing January 29, 2011 and ending July 29, 2020.

(c) Maturing July 29, 2020. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each January 29 and July 29, commencing July 29, 2011 and ending on January 29, 2020, with 10 calendar days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.	Distribution of Obligations

As of July 22, 2010, the Bank entered into a Terms Agreement with Wells Fargo Securities LLC as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 30,000,000 at 100.00% of par, less commissions of 1.75 per cent. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about July 29, 2010.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.	Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	1.75%	98.25%
Total: USD 30,000,000	USD 525,000	USD 29,475,000

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.	Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.	Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.	Exhibits

A. Final Terms dated July 22, 2010.

B. Terms Agreement dated July 22, 2010.

EXECUTION VERSION

Final Terms dated July 22, 2010

International Bank for Reconstruction and Development

Issue of

$30,000,000 Callable Step-Up Coupon Notes due July 29, 2020

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	3912

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“$”)

4.	Aggregate Nominal Amount:
	(i) Series:	$30,000,000

	(ii) Tranche:	$30,000,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount

6.	Specified Denominations (Condition 1(b)):	$1,000

7.	Issue Date:	July 29, 2010

8.	Maturity Date (Condition 6(a)):	July 29, 2020

9.	Interest Basis (Condition 5):	Step-Up Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Call Option (further particulars specified below)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable

	(i)	Rate of Interest:	From and including the Issue Date, to but excluding July 29, 2013:
2.75 per cent. per annum

From and including July 29, 2013, to but excluding July 29, 2015:
3.00 per cent. per annum

From and including July 29, 2015 to but excluding July 29, 2017:
3.50 per cent. per annum

From and including July 29, 2017, to but excluding July 29, 2019:
4.00 per cent. per annum

From and including July 29, 2019, to but excluding July 29, 2020:
5.00 per cent. per annum

	(ii)	Interest Payment Date(s):	July 29 and January 29 of each year, commencing January 29, 2011 to and including the Maturity Date

	(iii)	Fixed Coupon Amount:	$13.75 per Specified Denomination payable on each of January 29, 2011, July 29, 2011, January 29, 2012, July 29, 2012, January 29, 2013, and July 29, 2013

$15.00 per Specified Denomination payable on each of January 29, 2014, July 29, 2014, January 29, 2015, and July 29, 2015

$17.50 per Specified Denomination payable on each of January 29, 2016, July 29, 2016, January 29, 2017, and July 29, 2017

$20.00 per Specified Denomination payable on each of January 29, 2018, July 29, 2018, January 29, 2019, and July 29, 2019

$25.00 per Specified Denomination payable on each of January 29, 2020, and July 29, 2020

	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 5(l)):	30/360 (unadjusted)

	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

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PROVISIONS RELATING TO REDEMPTION

17.	Call Option (Condition 6(d)):	Applicable

	(i) Optional Redemption Date(s):	July 29 and January 29 of each year, commencing July 29, 2011 to and including the Maturity Date

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amounts:	$1,000 per Specified Denomination

	(iii) Notice Period:	Ten (10) calendar days prior to the Optional Redemption Date

18.	Final Redemption Amount of each Note (Condition 6):	$1,000 per Specified Denomination

19.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20.	Form of Notes (Condition 1(a)):	Registered Notes:
Global Registered Certificate available on Issue Date

21.	New Global Note:	No

22.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

23.	Governing law (Condition 14):	New York

24.	Other final terms:	Not Applicable

DISTRIBUTION

25.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

26.	If non-syndicated, name of Dealer:	Wells Fargo Securities, LLC

27.	Total commission and concession:	1.75 per cent of the Aggregate Nominal Amount

28.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

29.	ISIN Code:	US45905UHE73

30.	CUSIP:	45905UHE7

31.	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

32.	Delivery:	Delivery against payment

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33.	Registrar and Transfer Agent (if any):	Citibank N.A., London Branch

34.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recently published Information Statement was issued on September 28, 2009.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Tenzing D. Sharchok
Name: Tenzing D. Sharchok
Title: Authorized

Duly authorized

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EXECUTION VERSION

TERMS AGREEMENT NO. 3912 UNDER THE FACILITY

July 22, 2010

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$30,000,000.00 Callable Step-Up Coupon Notes due July 29, 2020 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on July 29, 2010 (the “Settlement Date”) at an aggregate purchase price of US$29,475,000.00 (which is 100.00 per cent of the aggregate nominal amount of the Notes less the underwriting discount and commission of 1.75 per cent of the nominal amount) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to July 22, 2010, 4:00 p.m. EDT. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the Dealer and giving the Dealer full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent of the aggregate nominal amount less the underwriting discount and commission of 1.75 per cent of the nominal amount).

2	The purchase price specified above will be paid on the Settlement Date by the undersigned to Citibank, N.A., London Branch, as custodian for Cede & Co. as nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3	The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The undersigned hereby agrees to pay the following expenses, if applicable:

(a)	all initial costs and expenses incurred in connection with the preparation, production and printing of all documents connected with the issue;

(b)	all out-of-pocket expenses of the Dealer incurred in connection with the preparation and management of the issue; and

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer.

6	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the

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Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Wells Fargo Securities, LLC

375 Park Avenue

New York, NY 10152

Attn: Legal

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

WELLS FARGO SECURITIES, LLC

By:	/s/ Cary Immesoete
Name: Cary Immesoete
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Tenzing D. Sharchok
Name: Tenzing D. Sharchok
Authorized Officer

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